                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the Month of October 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [x]              Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]              No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

DEBT TO EQUITY SWAPS FOR SK NETWORKS (FORMER SK GLOBAL)

In the first quarter of 2003, accounting irregularities were discovered at SK Global, which has subsequently changed its corporate name to SK Networks, to which most commercial banks in Korea including ourselves have substantial exposure. In July, foreign and domestic creditors of SK Networks agreed to place the company under a debt workout program, saving the company from bankruptcy. Both of our major banking subsidiaries, Shinhan Bank and Chohung Bank have decided to participate in the workout program, which included debt-to-equity swaps of outstanding credits to SK Networks.

On October 27 2003, SK Group signed an agreement with Hana Bank, SK Group's main creditor bank, relating to the restructuring plans for SK Group and its affiliate SK Networks.

Pursuant to the terms of the workout program, the participating creditors of SK Networks conducted debt-to-equity swaps. The following are the details of debt-to-equity swaps of SK Networks as they relate to our two banking subsidiaries.


Shinhan Bank

1. Total Amount of Debt-to-Equity Swap:          KRW 226,198,000,000
     - Common Stock:                             KRW  86,219,000,000
     - Convertible Bonds:                        KRW  38,545,000,000
     - Redeemable Preferred Stock:               KRW 101,434,000,000

2. Total Number of Shares Acquired as a result:  19,272,480 shares
     - Common Stock:                             17,243,800 shares
     - Preferred Stock:                           2,028,680 shares

3. Effective Date for the Debt-to-Equity Swap:   October 27, 2003

4. Equity Ownership in SK Networks
   after Debt-to-Equity Swap:                    19,272,480 shares or 5.42%
                                                 of total outstanding shares of
                                                 355,328,586

* The ownership ratio was calculated by the total number of shares acquired

(19,272,480 shares) divided by the total number of outstanding common and preferred shares of SK Networks (355,328,586 shares) after consummation of the contemplated debt-to-equity swaps.


Chohung Bank

1. Total Amount of Debt-to-Equity Swap:          KRW 147,267,000,000
     - Common Stock:                             KRW  56,133,000,000
     - Convertible Bonds:                        KRW  25,095,000,000
     - Redeemable Preferred Stock:               KRW  66,039,000,000

2. Total Number of Shares Acquired as a result:  12,547,380 shares
     - Common Stock:                             11,226,600 shares
     - Preferred Stock:                           1,320,780 shares

3. Effective Date for the Debt-to-Equity Swap:   October 27, 2003

     * Of the 1,320,780 shares of preferred stock scheduled to be acquired pursuant to the terms of the debt-to-equity swap, 328,995 shares (in the amount of KRW 16,449,750,000) are reserved for execution later this year, as was requested by SK Networks.

4. Equity Ownership in SK Networks
   after Debt-to-Equity Swap:                    12,574,380 shares or 3.53% of
                                                 total outstanding shares of
                                                 355,328,586

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By:    /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : October 29, 2003